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                             July 1, 2022

       Moti Malul
       Chief Executive Officer
       NeoGames S.A.
       63-65, rue de Merl
       L-2146 Luxembourg , Grand Duchy of Luxembourg

                                                        Re: NeoGames S.A.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 14,
2022
                                                            Form 6-K
                                                            Filed May 19, 2022
                                                            File No. 001-39721

       Dear Mr. Malul:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 6-K filed May 19, 2022

       Press release, page 1

   1. Please tell us your consideration of furnishing a Form 6-K with the financial statements of
                                                        Aspire Global plc which
were included in the prospectus supplement registered with the
                                                        Swedish Financial
Supervisory Authority.



              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Moti Malul
NeoGames S.A.
July 1, 2022
Page 2

      You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-
3307 with any questions.



FirstName LastNameMoti Malul                            Sincerely,
Comapany NameNeoGames S.A.
                                                        Division of Corporation
Finance
July 1, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName